UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2023

Azul Updates Market About Personal Guarantee in
Issuance of Securities

São Paulo, June 1st, 2023 – Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL), a publicly-held company registered with the Brazilian Securities and Exchange Commission (“CVM”), under the terms and for purposes of CVM Resolution no. 44, of August 23 ,2021, as amended, hereby inform its shareholders and the market in general that, on June 1st, 2023, Azul’s Board Of Directors approved the collateral grant, in the form of personal guarantee in the Issuance (as described below) by its subsidiary Azul Linhas Aéreas Brasileiras S.A. (“Issuer”). At the same date, the Issuer’s Board Of Directors approved the 11th issuance of simple debentures, not convertible into shares, with real guarantee, with personal guarantee additional, in a single series, for public distribution, under the automatic distribution registry rite, pursuant to CVM Resolution 160, of July 13, 2022, as amended (“Issuance” and “Debentures”, respectively).

The Issuance will comprised of up to 600,000 Debentures, with a unity Value of R$1,000.00, with a total of up to R$600,000,000.00 at the issuance date. The maturity period will be 12 months starting from the issuance date. The net proceeds obtained by the Issuer with the Issuance will be used to wholly and exclusively for the payment of fuel supply to Raízen S.A..

The present Material Fact has an exclusively informative character, in accordance with the regulations in force, and should not be interpreted and/or considered, for all legal effects, as a material for the sale and/or disclosure of the Debentures.

Azul will keep all its shareholders and the market in general up to date about the Issuance.

Contacts:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Press Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 1, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer